Rhône Group Advisors LLC
(A Wholly-owned Subsidiary of Rhône Group L.L.C.)
(SEC I.D. No. 8-53003)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2024
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

****

Filed in accordance with Rule 17a-5(e)(3)
Under the Securities Exchange Act of 1934
As a Public Document

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: Nov. 30, 2026 Estimated average burden hours per response: 12

SEC FILE NUMBER
8-53003

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/24 (MM/DD/YY) AND ENDING 12/31/24 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Rhône Group Advisors LLC

TYPE OF REGISTRANT (check all applicable boxes):
X Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

630 Fifth Avenue, Suite 3110
(No. and Street)

New York	NY	10111
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Mark Hayes	(212)-218-6733	Hayes@RhoneGroup.Com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Deloitte & Touche LLP
(Name – if individual, state last, first, and middle name)

30 Rockefeller Plaza	New York	NY	10112
(Address)	(City)	(State)	(Zip Code)

10/20/2003	34
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable. **Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, M. Allison Steiner, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Rhone Group Advisors LLC (the "Company"), as of December 31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

Title: Chief Compliance Officer

Jessica Sabella
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01SA6405925
Qualified in Nassau County
Commission Expires 03/16/2028

Notary Public

RHÔNE GROUP ADVISORS LLC

TABLE OF CONTENTS

This filing contains (check all applicable boxes):**

☒ (a) Statement of financial condition.
☒ (b) Notes to consolidated statement of financial condition.
☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of regulation S-X).
☐ (d) Statement of cash flows.
☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
☐ (f) Statement of Changes in liabilities subordinated to claims of creditors.
☐ (g) Notes to consolidated financial statements.
☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3
☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.

☒   (q)   Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.

☐   (r)   Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐   (s)   Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☒   (t)   Independent public accountant's report based on an examination of the statement of financial condition.

☐   (u)   Independent public accountant's report based on an examination of the financial report or financial statements under 17CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

☐   (v)   Independent public accountant's report based on an examination of certain statements in the compliance report under 17CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐   (w)   Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17CFR 240.18a-7, as applicable.

☐   (x)   Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12,as applicable.

☐   (y)   Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, ora statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).

☐   (z)   Other:

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

Rhône Group Advisors LLC

Statement of Financial Condition

As of December 31, 2024

Contents

Report of Independent Registered Public Accounting Firm…………………………....　1

Statement of Financial Condition ....　2

Notes to Statement of Financial Condition... 3-7



Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112-0015
USA

Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member and Management of Rhône Group L.L.C.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Rhône Group Advisors LLC (the "Company") as of December 31, 2024, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Deloitte & Touche LLP

February 28, 2025

We have served as the Company's auditor since 2009

Rhône Group Advisors LLC

Statement of Financial Condition

As of December 31, 2024

Assets

Cash and cash equivalents	$	309,148
Prepaid expenses		18,469
Total assets	$	327,617

Liabilities

Accounts payable and accrued expenses	$	41,500
Due to parent		43,102
Total liabilities		84,602
Member's equity		243,015
Total liabilities and member's equity	$	327,617

See accompanying notes to this Statement of Financial Condition

Rhône Group Advisors LLC

Notes to Statement of Financial Condition

December 31, 2024

1. Organization and Business

Rhône Group Advisors LLC (the "Company"), a Delaware limited liability company, is a registered broker-dealer in securities with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company was formed by Rhône Group L.L.C. ("Group" or "Parent") on August 11, 2000, and is a wholly-owned subsidiary of Group. The Company subsequently received its membership with National Association of Securities Dealers on February 21, 2001 for the purpose of acting as a broker-dealer in selling financial advisory services, limited partnerships in primary distributions and private placement of securities. The Company is exempt from SEC Rule 15c3-3 pursuant to paragraph k(2)(i) of that rule.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statement has been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The following is a summary of the significant accounting and reporting policies used in preparing the financial statement.

Cash and Cash Equivalents

The Company considers all demand deposits with banks with original maturities of up to three months to be cash and cash equivalents. The cash equivalents are invested in a money market fund. The money market fund is valued using the published net asset value ("NAV"), and is redeemable daily.

Prepaid Expenses

Prepaid expenses primarily consist of regulatory registration fees. Such expenses are amortized over a fixed period of time, reflecting the benefit as it is received.

Estimates

The preparation of the Statement of Financial Condition in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Statement of Financial Condition. Actual results could differ from those estimates.

Notes to Statement of Financial Condition (continued)

December 31, 2024

2. Summary of Significant Accounting Policies (continued)

Fair Value Measurements

The Company follows Fair Value Measurements and Disclosures Topic 820 of the FASB Codification ("ASC 820"). Under ASC 820, the Company is required to characterize its financial assets as Level I, Level II or Level III based upon the various inputs or methodologies used to value the financial assets. The three-tier hierarchy of inputs is summarized in the three broad levels listed below:

- Level I – Observable inputs that reflect quoted prices for identical assets or liabilities in active markets that the Company has the ability to access at the measurement date.

- Level II – Observable inputs, other than quoted prices included in Level I, for the assets or liabilities or prices for similar assets and liabilities.

- Level III – Valuations that are derived from techniques in which one or more of the significant inputs are unobservable (including assumptions about risk).

Substantially all of the financial assets and liabilities, such as cash and cash equivalents, are recorded at fair value or carrying amounts that approximate fair value as a result of the short term to maturity of the instruments.

Cash and cash equivalents include investments in highly liquid securities such as money market funds. At December 31, 2024, cash and cash equivalents includes $135,009 in a non-interest bearing account and an investment in a JP Morgan Treasury Plus Money Market Fund totaling $174,139, which was measured using a Level I input. Total cash and cash equivalents at December 31, 2024 are $309,148.

Financial Instruments Not Measured at Fair Value

The table below presents the carrying value, fair value and fair value hierarchy category of certain financial instruments as of December 31, 2024, that are not measured at fair value in the Company's consolidated statement of financial condition.

	Fair Value Measurements				
	Fair Value	Carrying Value	Level I	Level II	Level III
Cash Equivalents	$ 174,139	$ 174,139	$ 174,139	-	-

2. Summary of Significant Accounting Policies (continued)

Recent Accounting Pronouncements

The Company considers the applicability and impact of all accounting standard updates ("ASU") issued by the Financial Accounting Standards Board (the "FASB"). ASUs not listed were assessed by the Company and either determined to be not applicable or expected to have minimal impact on its financial statements.

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures ("ASU 2023-07"), which enhances disclosure requirements about significant segment expenses that are regularly provided to the chief operating decision maker (the "CODM"). ASU 2023-07, among other things, (i) requires a single segment public entity to provide all of the disclosures as required by ASC 280, (ii) requires a public entity to disclose the title and position of the CODM and an explanation of how the CODM uses the reported measure(s) of segment profit or loss in assessing segment performance and deciding how to allocate resources and (iii) provides the ability for a public entity to elect more than one performance measure. ASU 2023-07 is effective for the fiscal years beginning after December 15, 2023, and interim periods beginning with the first quarter ended March 31, 2025. Early adoption is permitted and retrospective adoption is required for all prior periods presented. The Company has adopted ASU 2023-07 effective December 31, 2024. Refer to the Segment Reporting paragraph in Note 2 for more information on the effects of the adoption of ASU 2023-07.

Segment Reporting

The Company is engaged in a single line of business as a securities broker-dealer. The Company has identified its Chief Executive Officer as the chief operating decision maker ("CODM"), who uses net loss to evaluate the results of the business to manage the Company. Additionally, the CODM uses excess net capital (see Note 5), which is not a measure of profit and loss, to evaluate compliance of the business and make operational decisions, while maintaining capital in line with applicable regulatory requirements. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

Rhône Group Advisors LLC

Notes to Statement of Financial Condition (continued)

December 31, 2024

3. Income Taxes

Federal, state and local income taxes have not been assessed on the profits, if any, of the Company as members of Group are individually liable for their own tax payments. The Company is organized as a single member limited liability company and, as such, is a disregarded entity for income tax purposes. No provision for federal or state and local income taxes has been made since the Parent is responsible for any income taxes associated with such income. Parent is the owner and may be liable for New York City Unincorporated Business Tax ("UBT"). Parent records any corresponding tax benefit or liability on its consolidated financial statements. During the year ended December 31, 2024, losses were generated by the Company, creating a UBT deferred tax benefit for the Parent. This benefit will offset current or future years UBT of the Parent.

Based on its analysis, the Parent has determined that the Company does not have any uncertain tax positions that require recognition or measurement in the Company's Statement of Financial Condition.

4. Related Party Transactions

The Company entered into a service agreement with Group on December 1, 2003. Under the service agreement the Company agreed to reimburse Group for all expenses directly attributable to the Company, and an allocable portion of expenses paid by Group for which the Company had indirectly derived benefit. On August 1, 2011, the service agreement was amended, and Group elected to forgo the expense reimbursement payments due in the future and, instead, agreed to make a capital contribution to the Company equal to the allocable expenses from Parent. Such contributions are made to the Company through the settlement of the intercompany accounts associated with the expenses allocated to the Company.

The Service Agreement may be terminated by either party upon five business days prior written notice to the other party.

The Company recorded a liability due to Parent of $43,102 as of December 31, 2024 which relates to expenses directly attributable to the Company which were paid on behalf of the Company by the Parent.

5. Net Capital Requirement

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1 (the "Rule"), which requires the maintenance of minimum net capital, as defined, which shall be the greater of $100,000 or 6-2/3% of aggregate indebtedness, as defined. As of December 31, 2024, the Company had net capital of $221,063 which was $121,063 in excess of its minimum net capital requirement of $100,000. The Company's ratio of aggregate indebtedness to net capital was 0.38 to 1.

6. Subsequent Events

Management has evaluated the impact of all subsequent events on the Company through the date of issuance of this financial statement and has determined that there were no subsequent events requiring recognition or disclosure in the financial statement.